F O R  .  I M M E D I A T E  .  R E L E A S E

Spectrum Signal Processing Announces Third Quarter Results

Burnaby, B.C., Canada – October 20, 2003 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) a leading provider of high performance wireless signal processing and packet-voice solutions, today announced its financial results for the third quarter ended September 30, 2003. Spectrum reports l results in U.S. dollars and in accordance with U.S. GAAP.

For the quarter ended September 30, 2003, Spectrum recorded sales of $5.1 million, up 25% from the prior quarter and up 8% from sales of $4.7 million in the third quarter of 2002. Wireless product sales were $4.8 million for the third quarter of 2003 and reflect stronger flexCommTM new product and legacy sales compared to the second quarter. Packet-voice product sales were $333,000 for the third quarter of 2003, a decrease of $1.5 million over the second quarter as a result of variations in demand caused by early stage product deployment at UTStarcom.

Spectrum’s gross margin was 56% in the third quarter of 2003, compared to 42% in the prior quarter and 57% in the third quarter of 2002. Gross margins for wireless products were 57% in the third quarter compared to 42% in the second quarter of 2003. Gross margins for packet-voice products were 50% in the third quarter, compared to 42% in the prior quarter.

Operating expenses for the third quarter of 2003, inclusive of amortization, were $4.3 million, up $88,000 from the prior quarter primarily due to a non-cash capital asset write-down. Operating expenses for the third quarter of 2003 were $690,000 higher than the same quarter in the previous year as a result of foreign exchange impact caused by the rising Canadian dollar, the non-cash capital asset write-down and the conclusion of the Company’s Technology Partnerships Canada contribution agreement in September 2002.

Spectrum recorded a loss of $1.4 million, or a loss of $0.10 per share, for the quarter ended September 30, 2003, compared to a loss of $2.5 million or $0.17 per share, in the prior quarter, and a loss of $892,000 or $0.06 per share for the third quarter of 2002.

Spectrum’s net cash position at September 30, 2003 stood at $491,000, down from $2.6 million at June 30, 2003. Spectrum expects to have sufficient funds to meet its operating requirements for the foreseeable future.

“While packet-voice product revenues continue to fluctuate given the early deployment phase of aXs™ products at UTStarcom, we experienced a very active third quarter with our wireless products. Many new customer and program announcements were announced, including Thales Underwater Systems, Advanced CounterMeasure Systems and Cubic Defense Applications. A major achievement for Spectrum was the selection of the SDR-3000 software defined radio platform by the Joint Tactical Radio System test and certification element, (JTeL) for use by the U.S. Department of Defense for independent verification and validation of JTRS waveforms,” stated Pascal Spothelfer, Spectrum’s President and CEO.

“Our margins for the third quarter recovered from the prior quarter, and we continue to manage our expense base tightly including hedging against the rising Canadian dollar,” added Mr. Spothelfer. “As announced in July, our strategic alternatives process is underway, and we will comment on the process when the appropriate level of certainty has been reached.”

Spectrum will conduct a conference call and live audio web cast on October 20, 2003 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1.800.273.9672, or by accessing the audio web cast from Spectrum’s web site at www.spectrumsignal.com. A replay of the call will be available from October 20, 2003 to November 20, 2003 and can be accessed by dialing 1.416.695.5800 followed by the access code 1482071 or by visiting www.spectrumsignal.com.

Forward-Looking Safe Harbor Statement

The statements by Pascal Spothelfer, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the packet-voice or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, and the ability to grow new packet-voice and defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing platforms for use in defense and communications infrastructure equipment. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 17 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government intelligence, surveillance and communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs and flexComm product lines is available at www.spectrumsignal.com.

™aXs and flexComm are trademarks of Spectrum Signal Processing Inc.

Spectrum Contact:

Liza Aboud
Phone: 604.421.5422 ext. 152
E-mail: liza_aboud@spectrumsignal.com

Spectrum Signal Processing, Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales	$4,716	$5,105	$17,058	$14,900
Cost of sales	2,028	2,233	7,083	6,756

	2,688	2,872	9,975	8,144

Expenses
Administrative	1,366	1,387	3,817	3,872
Sales and marketing	962	1,158	3,011	3,727
Research and development	1,073	1,285	3,198	3,563
Amortization	183	235	527	654
Write-down of capital assets	-	236	-	236
Restructuring and other charges	-	(27)	-	(78)

	3,584	4,274	10,553	11,974

Loss from operations	(896)	(1,402)	(578)	(3,830)
				`
Other
Interest expense	-	13	7	28
Other income	(4)	(4)	(2)	(6)

	(4)	9	5	22

Loss before income taxes	(892)	(1,411)	(583)	(3,852)

Income tax expense
Current	-	-	10	-

	-	-	10	-

Net loss	(892)	(1,411)	(593)	(3,852)

Deficit, beginning of period	(11,898)	(17,602)	(11,454)	(15,161)
Cancellation of treasury shares	-	-	(743)	-

Deficit, end of period	$(12,790)	$(19,013)	$(12,790)	$(19,013)

Loss per share (basic and diluted)	$(0.06)	$(0.10)	$(0.04)	$(0.26)

Weighted average shares (basic and diluted)	14,730,601	14,732,391	13,274,623	14,732,391

Spectrum Signal Processing, Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	December 31,	September 30,
ASSETS	2002	2003

		(Unaudited)
Current assets
Cash and cash equivalents	$3,480	$568
Trade receivables net of allowance for doubtful accounts of $283 (2002-$221)	4,887	4,159
Receivable from Technology Partnerships Canada	496	286
Inventories	2,414	2,257
Prepaid expenses	132	227

	11,409	7,497

Capital assets	2,666	2,636

	$14,075	$10,133

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Bank indebtedness	$-	$77
Accounts payable	2,346	1,867
Accrued liabilities	2,213	2,178

	4,559	4,122

Long-term obligations	857	785

Stockholders' equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 14,732,391 (2002 - 14,732,391)	24,974	24,974
Additional paid-in capital	554	667
Warrants	113	-
Deficit	(15,161)	(19,013)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,402)

	8,659	5,226

	$14,075	$10,133

Spectrum Signal Processing, Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(892)	$(1,411)	$(593)	$(3,852)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	183	235	527	654
Write-down of capital assets	-	236	-	236
Changes in operating assets and liabilities
Accounts receivable	(729)	(532)	22	1,751
Inventories	(562)	609	(512)	536
Prepaid expenses	56	32	(86)	(69)
Accounts payable	(21)	(1,291)	(382)	(829)
Accrued liabilities	(630)	83	(434)	(388)
Long-term obligations	-	(12)	-	(206)

Net cash used for operating activities	(2,595)	(2,051)	(1,458)	(2,167)

Cash flows from investing activities
Purchase of capital assets	(66)	(16)	(284)	(427)
Proceeds from disposition of capital assets	-	33	-	33

Net cash provided by (used for) investing activities	(66)	17	(284)	(394)

Cash flows from financing activities
Increase in bank indebtedness	-	77	-	77
Issue of shares from share options	3	-	14	-
Issue of shares from Employee Share Purchase Plan	-	-	40	-
Issue of shares for cash, net of costs	(21)	-	4,086	-

Net cash provided by (used for) financing activities	(18)	77	4,140	77

Effect of foreign currency exchange rates on cash and cash equivalents	228	(98)	132	(428)

Net increase (decrease) in cash and cash equivalents during the period	(2,451)	(2,055)	2,530	(2,912)
Cash and cash equivalents, beginning of period	6,325	2,623	1,344	3,480

Cash and cash equivalents, end of period	$3,874	$568	$3,874	$568